UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PMFG, Inc.
(Name of Issuer )

Common Stock
(Title of Class of Securities)

69345P103
(CUSIP Number)

12/31/2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

Check the following box if a fee is being paid with this statement [ ]. A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. 	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only)

	William Fred Nicklin

2. 	Check the Appropriate Box if a Member of a Group
	(a) [ ]
	(b) [ ]

3. 	SEC Use Only

4. 	Citizenship or Place of Organization

	United States

Number of 		5. Sole Voting Power: 965,802 shares (1)
Shares Beneficially
by 			6. Shared Voting Power: 43,750 shares (2)
Owned by Each
Reporting 		7. Sole Dispositive Power: 965,802 shares (1)
Person With:
			8. Shared Dispositive Power: 43,750 shares (2)

9. 	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,009,552 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

	not applicable

11.	Percent of Class Represented by Amount in Row (9)

	5.3%

12.	Type of Reporting Person

	IN

Item 1. (a) Name of Issuer

PMFG, Inc.

(b) Address of Issuers Principal Executive Offices

14651 North Dallas Parkway, Suite 500
Dallas, Texas 75254

Item 2. (a) 	Name of Person Filing:

William Fred Nicklin

Item 2.	(b) 	Address of Principal Business Office:

3 Rivers Edge, Newburgh, NY 12550-1457

Item 2.	(c) 	Citizenship:

United States

Item 2.	(d) 	Title of Class of Securities:
Common Stock

Item 2.	(e) 	CUSIP: 69345P103

Item 3.


Item 4. Ownership.

(a)	Amount beneficially owned: 1009552 shares

(b)	Percent of class: 5.3%

(c)	Number of shares as to which the person has:

  (i) Sole power to vote or to direct the vote: 965,802 shares (1)

 (ii) Shared power to vote or to direct the vote: 43,750 shares (2)

(iii) Sole power to dispose or to direct the disposition of: 965802 shs(1)

 (iv) Shared power to dispose or to direct the disposition of: 43750 shs(2)

Item 5. Ownership of Five Percent or Less of a Class

	not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

	not applicable

Item 7.
	not applicable

Item 8. Identification and Classification of Members of the Group

	not applicable

Item 9. Notice of Dissolution of Group

	not applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

___________________________________________________________________________
(1) Represents 832,927 shares of common stock held by Mr. Nicklin directly, 36,000 shares of common stock held by Nicklin Holdings Inc., as to which Mr. Nicklin has voting and investment power, 50,000shares of common stock held by Freda W. Nicklin, as to which Mr. Nicklin has voting and investment power, 31,250 shares of common stock that may be acquired pursuant to the conversion of shares of preferred stock, which may be converted within 60 days of December 31, 2010, and warrants to purchase 15,625 shares of common stock, which may be exercised within 60 days of December 31, 2010.

(2) Represents 25,000 shares of common stock held by the Franklin C. Nicklin Testamentary Trust, as to which Mr. Nicklin has shared voting and investment power, 12,500 shares of common stock that may be acquired pursuant to the conversion of shares of preferred stock, which may be converted within 60 days of December 31, 2010, and warrants to purchase 6,250 shares of common stock, which may be exercised within 60 days of December 31, 2010.
___________________________________________________________________________

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		2/15/2011

Signature:	WILLIAM F. NICKLIN

Name/Title:	William F. Nicklin / Manager

William F. Nicklin / Manager